EXHIBIT 99.12

TR-1: Standard form for notification of major holdings

NOTIFICATION OF MAJOR HOLDINGS (to be sent to the relevant issuer and to the FCA in Microsoft Word format if possible) [i]

1a. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached [ii]:	RIO TINTO PLC
1b. Please indicate if the issuer is a non-UK issuer (please mark with an "X" if appropriate)	
Non-UK issuer	
2. Reason for the notification (please mark the appropriate box or boxes with an "X")	
An acquisition or disposal of voting rights	X
An acquisition or disposal of financial instruments	
An event changing the breakdown of voting rights	
Other (please specify) [iii]:	
3. Details of person subject to the notification obligation [iv]	
Name	AustralianSuper Pty Ltd
City and country of registered office (if applicable)	Melbourne, Australia
4. Full name of shareholder(s) (if different from 3.) [v]	
Name	JPMorgan Nominees Australia Ltd
City and country of registered office (if applicable)	Sydney, Australia
5. Date on which the threshold was crossed or reached [vi]:	23/01/2025
6. Date on which issuer notified (DD/MM/YYYY):	28/01/2025

7. Total positions of person(s) subject to the notification obligation

	% of voting rights attached to shares (total of 8. A)	% of voting rights through financial instruments (total of 8.B 1 + 8.B 2)	Total of both in % (8.A + 8.B)	Total number of voting rights held in issuer (8.A + 8.B) [vii]
Resulting situation on the date on which threshold was crossed or reached	3.00933%	0.00%	3.00933%	37,704,651
Position of previous notification (if applicable)				

8. Notified details of the resulting situation on the date on which the threshold was crossed or reached [viii]

Notice to LSE A: Voting rights attached to shares Class/type of shares ISIN code (if possible) Number of voting rights ix % of voting rights Direct (DTR5.1) Indirect (DTR5.2.1) Direct (DTR5.1) Indirect (DTR5.2.1) US7672041008 156,753 NIL 0.01251% NIL GB0007188757 37547898 NIL 2.99682% NIL SUBTOTAL 8. A 37,704,651 3.00933% B 1: Financial Instruments according to DTR5.3.1R (1) (a) Type of financial instrument Expiration date x Exercise/ Conversion Period xi Number of voting rights that may be acquired if the instrument is exercised/converted. % of voting rights SUBTOTAL 8. B 1 N/A N/A B 2: Financial Instruments with similar economic effect according to DTR5.3.1R (1) (b) Type of financial instrument Expiration date x Exercise/ Conversion Period xi Physical or cash Settlement xii Number of voting rights % of voting rights SUBTOTAL 8.B.2 N/A N/A 9. Information in relation to the person subject to the notification obligation (please mark the applicable box with an “X”) Person subject to the notification obligation is not controlled by any natural person or legal entity and does not control any other undertaking(s) holding directly or indirectly an interest in the (underlying) issuer xiii X Full chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held starting with the ultimate controlling natural person or legal entity (please add additional rows as necessary) xiv

Notice to LSE Name xv % of voting rights if it equals or is higher than the notifiable threshold % of voting rights through financial instruments if it equals or is higher than the notifiable threshold Total of both if it equals or is higher than the notifiable threshold 10. In case of proxy voting, please identify: Name of the proxy holder The number and % of voting rights held The date until which the voting rights will be held 11. Additional information xvi Place of completion Level 16, 342 George Street, Sydney NSW 2000 Date of completion 28/01/2025 LEI: 213800YOEO5OQ72G2R82 Classification: 2.3: Major shareholding notifications

Notice to LSE Contacts Please direct all enquiries to media.enquiries@riotinto.com Media Relations, United Kingdom David Outhwaite M +44 7787 597 493 Media Relations, Australia Matt Chambers M +61 433 525 739 Michelle Lee M +61 458 609 322 Rachel Pupazzoni M +61 438 875 469 Media Relations, Canada Simon Letendre M +1 514 796 4973 Malika Cherry M +1 418 592 7293 Vanessa Damha M +1 514 715 2152 Media Relations, US Jesse Riseborough M +1 202 394 9480 Investor Relations, United Kingdom Rachel Arellano M: +44 7584 609 644 David Ovington M +44 7920 010 978 Laura Brooks M +44 7826 942 797 Weiwei Hu M +44 7825 907 230 Investor Relations, Australia Tom Gallop M +61 439 353 948 Amar Jambaa M +61 472 865 948 Rio Tinto plc 6 St James’s Square London SW1Y 4AD United Kingdom T +44 20 7781 2000 Registered in England No. 719885 Rio Tinto Limited Level 43, 120 Collins Street Melbourne 3000 Australia T +61 3 9283 3333 Registered in Australia ABN 96 004 458 404 This announcement is authorised for release to the market by Andy Hodges, Rio Tinto’s Group Company Secretary. riotinto.com